03011330

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8-44815

RECEIVED FEB 26 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 155

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BNK Advisory Group Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1605 Valley Center Parkway, Suite 140
(No. and Street)

Bethlehem	PA	18017-2267
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin R. Koontz 610-332-0440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S.R. Snodgrass, A.C.
(Name – *if individual, state last, first, middle name*)

1000 Stonewood Drive, Suite 200	Wexford	PA	15090
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin R. Koontz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BNK Advisory Group, Inc., as of 12/31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
THOMAS E. MICHAEL, Notary Public
Hanover Twp., Northampton County, PA
My Commission Expires Nov. 30, 2006

Kevin R. Koontz
Signature

President and CEO
Title

Thomas E. Michael
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BNK ADVISORY GROUP, INC.

NORTHAMPTON, PENNSYLVANIA

AUDIT REPORT

DECEMBER 31, 2002

BNK ADVISORY GROUP, INC.
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2002

SNODGRASS
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT AUDITORS

Board of Directors
BNK Advisory Group, Inc.

We have audited the accompanying statement of financial condition of BNK Advisory Group, Inc. as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BNK Advisory Group, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

S.R. Snodgrass, A.C.

Wexford, PA
January 24, 2003

S.R. Snodgrass, A.C.
1000 Stonewood Drive, Suite 200 Wexford, PA 15090~8399 Phone: 724~934~0344 Facsimile: 724~934~0345

BNK ADVISORY GROUP, INC.
STATEMENT OF FINANCIAL CONDITION

	December 31, 2002	December 31, 2001
ASSETS		
Cash and cash equivalents	$ 369,293	$ 139,911
Deposit with clearing organization	36,748	36,362
Commissions receivable-clearing organization	646,356	235,771
Furniture, fixtures, and equipment, at cost less accumulated depreciation of $91,116 and $72,729	100,092	52,735
Other assets	22,235	67,379
Total assets	$ 1,174,724	$ 532,158
LIABILITIES		
Accrued salaries and commissions	$ 664,317	$ 103,001
Accrued employee benefits	147,095	93,670
Other liabilities	75,840	104,394
Total liabilities	887,252	301,065
STOCKHOLDERS' EQUITY		
Common stock, no par; 1,000 shares authorized, 100 shares issued and outstanding	140,000	140,000
Retained earnings	147,472	91,093
Total stockholders' equity	287,472	231,093
Total liabilities and stockholders' equity	$ 1,174,724	$ 532,158

The accompanying notes are an integral part of these financial statements.

BNK ADVISORY GROUP, INC.
STATEMENT OF INCOME

		Year Ended December 31, 2002		2001
REVENUES				
Commissions	$	5,580,213	$	3,947,291
Other income		96,137		43,165
Total revenues		5,676,350		3,990,456
EXPENSE				
Compensation and benefits		4,304,656		3,114,930
Occupancy and equipment expense		219,500		69,975
Clearing charges		113,873		89,849
Customer safekeeping charges		23,078		22,401
Professional services		399,330		299,018
Other operating expenses		539,149		308,928
Total expenses		5,599,586		3,905,101
Income before income taxes		76,764		85,355
Income tax expense		20,385		28,343
NET INCOME	$	56,379	$	57,012
EARNINGS PER SHARE	$	563.79	$	570.12
AVERAGE SHARES OUTSTANDING		100		100

The accompanying notes are an integral part of these financial statements.

BNK ADVISORY GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Retained Earnings	Total
Balance, December 31, 2000	$ 140,000	$ 34,081	$ 174,081
Net income		57,012	57,012
Balance, December 31, 2001	140,000	91,093	231,093
Net income		56,379	56,379
Balance, December 31, 2002	$ 140,000	$ 147,472	$ 287,472

The accompanying notes are an integral part of these financial statements.

BNK ADVISORY GROUP, INC.
STATEMENT OF CASH FLOWS

	Year Ended December 31, 2002	2001
OPERATING ACTIVITIES		
Net income	$ 56,379	$ 57,012
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	18,387	29,246
Changes in operating assets and liabilities:		
Decrease (increase) in commissions receivable	(410,585)	19,476
Increase in accrued salaries and commissions	561,316	46,485
Other, net	69,629	33,245
Net cash provided by operating activities	295,126	185,464
INVESTING ACTIVITIES		
Purchase of furniture, fixtures, and equipment	(65,744)	(81,431)
Increase in cash and cash equivalents	229,382	104,033
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	139,911	35,878
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 369,293	$ 139,911

The accompanying notes are an integral part of these financial statements.

BNK ADVISORY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Nature of Operations and Basis of Presentation

BNK Advisory Group, Inc. (the "Company") is a Pennsylvania corporation that derives substantially all of its income by rendering comprehensive investment services to financial institutions in Pennsylvania, Ohio, New York, and New Jersey. The Company executes investment transactions at the direction and on behalf of these customers. The securities are cleared and commissions earned through a third-party agent and remitted to the Company. All securities are delivered versus payment to the client's safekeeping agent. The Company is subject to examination and supervision by the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Commissions

Commission income is recognized on an accrual basis using the transaction settlement date.

Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, which consists of three years to five years. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

Income Taxes

The income tax provisions for federal and state are calculated using the current prevailing corporate income tax rates and taxable earnings generated for each period presented.

Deferred tax liabilities, which are comprised solely of a temporary difference due to depreciation expense, are reflected at currently enacted income tax rates applicable to the period in which this tax liability is expected to be realized or settled. As changes in tax laws or rates are enacted, the deferred tax liabilities would be adjusted through the provision for income taxes. Deferred income tax expenses or benefits are based on the changes in the deferred tax liability from period to period.

Earnings Per Share

The Company currently maintains a simple capital structure; thus, there are no dilutive effects on earnings per share. As such, earnings per share are calculated using the weighted-average number of shares of common stock outstanding for the periods.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash Flow Statement

The Company has defined cash equivalents as cash and both interest and noninterest-bearing bank deposits. The Company paid no interest expense in 2002 and 2001. Income taxes paid during 2002 and 2001 totaled $28,168 and $8,100, respectively.

2. DEPOSIT WITH CLEARING ORGANIZATION

A minimum of $25,000 in cash is required to be deposited with the third-party clearing firm as part of the operating agreement.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $164,976 that was $105,885 in excess of its required net capital of $59,091. The Company's net capital ratio was 5.38 to 1.

4. EMPLOYEE BENEFITS

The Company makes discretionary payments to a trusteed, defined contribution profit sharing plan covering substantially all employees. Contributions under the plan are determined annually by the Board of Directors. The annual contribution amounted to $147,095 and $93,670 for the years 2002 and 2001, respectively.

The profit sharing plan also includes an integrated 401(k) savings plan, which permits employees to make pre-tax contributions. The Company may also make discretionary matching contributions. The Company's contribution to the plan is based on the matching of voluntary contributions of up to six percent of an individual's compensation. Expense resulting from the Company's matching contributions was $44,743 and $34,150 for 2002 and 2001, respectively. Employee contributions are vested at all times, and Company matching and discretionary contributions are fully vested after six years of service.

5. INCOME TAXES

The provision for income taxes is comprised of the following for the year ended December 31:

	2002	2001
Current payable:		
Federal	$ 21,247	$ 18,232
State	3,448	10,194
Deferred portion	(4,310)	(83)
Total	$ 20,385	$ 28,343

6. CONCENTRATIONS

The Company maintains cash balances at several banks. The Federal Deposit Insurance Corporation insures accounts up to $100,000 at each institution. Uninsured bank deposits at December 31, 2002 were $267,832 and at December 31, 2001 were $159,566.

6. **CONCENTRATIONS (Continued)**

The Company's primary business activity is with financial institutions with less than $1 billion in assets located in Pennsylvania, Ohio, Delaware, Indiana, New York, and New Jersey. Accordingly, the revenue stream of the Company is dependent on the economic and financial conditions of the financial institutions industry in these states.

7. **COMMITMENTS**

The Company entered into a new ten-year lease commencing on January 1, 2002. Lease expense for the years ending December 31, 2002 and 2001 totaled $170,788 and $33,437, respectively.

Future minimum annual lease payments are:

2003		$	182,736
2004			186,324
2005			190,032
2006			193,848
2007			197,772
2008	and thereafter		832,788
		$	1,783,500

8. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK**

In accordance with industry practice, the Company records clients' transactions on a settlement date basis which generally can occur up to 30 days subsequent to the trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the client's or broker's inability to meet other terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The exposure to loss would be the difference in market prices between the date the financial instrument was traded and the date the financial instrument was ultimately disposed. At December 31, 2002 and 2001, the Company had unsettled transactions of approximately $10,610,000 and $15,000,000, respectively.

9. **FAIR VALUES OF FINANCIAL INSTRUMENTS**

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

As certain assets such as furniture and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company. Cash, deposit with clearing organization, and commissions receivable would be considered financial instruments. At December 31, 2002 and 2001, the carrying amount of these financial instruments approximates fair value. In addition, the Company is obligated for the delivery of financial instruments that are not included on the accompanying statement of financial condition. The fair value of these financial instruments approximates the commitment amount, as disclosed in Note 8, to deliver these financial instruments.

SCHEDULE I

BNK ADVISORY GROUP, INC.
COMPUTATION OF NET CAPITAL
COMPUTATION OF TOTAL AGGREGATE INDEBTEDNESS
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002

NET CAPITAL				
Total stockholders' equity			$	287,472
Deductions for nonallowable assets:				
Furniture, fixtures, and equipment	$	100,092		
Other assets		22,404		122,496
Net capital before haircuts				164,976
Less haircuts on securities				-
Net capital after haircuts				164,976
TOTAL AGGREGATE INDEBTEDNESS				
Accrued expenses			$	887,252
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
Minimum net capital required			$	59,091
Excess net capital at 1500%			$	105,885
Excess net capital at 1000%			$	76,251
Ratio: Aggregate indebtedness to net capital				5.38
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2002)				
Net capital, as reported in Company's Part II (Unaudited) FOCUS report			$	164,976
Net audit adjustments				-
Net capital after haircuts			$	164,976

SNODGRASS
Certified Public Accountants and Consultants

January 24, 2003

Board of Directors
BNK Advisory Group, Inc.

In planning and performing our audit of the financial statements of BNK Advisory Group, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities in accordance with the (K)(2)(ii) exemption.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures.

S.R. Snodgrass, A.C.
1000 Stonewood Drive, Suite 200 Wexford, PA 15090-8399 Phone: 724-934-0344 Facsimile: 724-934-0345

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Sincerely,

A. R. Snodgrass, A.C.